UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
				     (Amendment No. __3__)

Crumbs Bake Shop, Inc.
                  _____________________________________________
       (Name of Issuer)

Common Stock, $.0001 Par Value
                  _______________________________________________
(Title of Class of Securities)

228803102
                    _________________________________________________
(CUSIP Number)


		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
			Roseland, New Jersey 07068
			(973) 597-2406
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2013
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	____	Rule 13d-1(b)
	_x__	Rule 13d-1(c)
	____	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of
 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Cusip No. 228803102       13G                   _____        Page 2 of 6
Pages
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
				Not Applicable
_____________________________________________________________________________
_
      6.    Citizenship or Place of Organization:    United States
_____________________________________________________________________________
_
	Number of	7.	Sole Voting Power:	100
	Shares Beneficially	8.	Shared Voting Power:	534,328*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:	100
	Person With	10.	Shared Dispositive Power:	  534,328*__

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
            534,428*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):     4.5%*

	14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 116,062 shares of Common Stock owned by Special Situations Cayman Fund, L.P., 365,828 shares of Common Stock owned by Special Situations Fund III QP, L.P., 52,438 shares of Common Stock owned by Special Situations Private Equity Fund, L.P., Greenhouse has sole voting and dispositive power over 100 shares of Common Stock held in the name of David M. Greenhouse. See Items 2 and 4 of this Schedule for additional information.


								Page 3 of 6 Pages
Item 1.	Security and Issuer:
	(a) Crumbs Bake Shop, Inc. (CRMB)
		(b) 145 Main Street
		    P.O. Box 388
		    Preston, MD 21655


Item 2. (a)	Name of Person Filing:
	The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM also serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of Special Situations Fund III QP, L.P. (?SSFQP?). Marxe and Greenhouse are also members of MG Advisers L.L.C. (?MG?), the general partner of Special Situations Private Equity Fund, L.P. (?SSPE?). AWM serves as the investment adviser to SSFQP and SSPE. (SSFQP, Cayman and SSPE will hereafter be referred to as, the ?Funds?). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.


             (b) Address of Principal Business Office or, if none, Residence:

	The principal business address for Marxe and Greenhouse is 527 Madison Avenue, Suite 2600, New York, NY 10022.


              (c) Citizenship:

       	           Austin W. Marxe and David M. Greenhouse are United States citizens.

              (d) Title of Class of Securities: Common Stock, $.0001 Par
Value
	              (e) CUSIP Number:  228803102.

Item 3. If this statement is filed pursuant to $240.13d-1(b) or 240.13d-2(b), check whether
            the person filing is a:    Not Applicable

(a) ( )	Broker or Dealer registered under section 15 of the Act;
(b) ( )	Bank as defined in section 3(a) (6) of the Act;
(c) ( )	Insurance Company as defined in section 3(a) (19) of the Act;
(d) ( )	Investment Company registered under section 8 of the Investment
Company Act of 1940;
(e) ( )	An Investment Adviser in accordance with $240.13d
		-1(b)(I)(ii)(E);
(f) ( )	An employee benefit plan or endowment fund in accordance with
$240.13d-1(b)(I)(ii)(F);


								Page 4 of 6 Pages

(g) ( )	A parent holding company or control person in accordance with
$240.13d-
	1(b)(1)(ii)(G);
(h) ( ) 	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance

	Act;
(i) ( ) 	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment
Company Act of 1940;
(j) ( )   	Group, in accordance with $240.13d-1(b)(1)(ii)(J).


Item 4.       Ownership:

	 (a) Amount Beneficially Owned: Messrs. Marxe and Greenhouse beneficially own a total of 534,428 shares of Common Stock. This amount includes 116,062 shares of Common Stock owned by Cayman, 52,438 shares of Common Stock owned by SSPE, and 365,828 shares of Common Stock owned by SSFQP. Greenhouse has sole voting and dispositive power over 100 shares of Common Stock held in the name of David M. Greenhouse.

	(b) Percent of Class: Messrs. Marxe and Greenhouse beneficially own 4.5% of the shares outstanding, of which Cayman owns 1.0% of the outstanding shares, SSPE owns 0.4% of the outstanding shares and SSFQP owns 3.1% of the outstanding shares. Greenhouse owns 0.0% of the outstanding shares.

	(c) Number of Shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:  100

		(ii)	Shared power to vote or to direct the vote:  534,328

		(iii)	Sole power to dispose or to direct the disposition of:100

(iv)	Shared power to dispose or to direct the disposition of:
534,328


Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following _X_.

Item 6.Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.













       		Page 5 of 6 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company: Not Applicable.

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notices of Dissolution of Group:  Not applicable.

Item 10.Certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 9, 2013




				/s/ Austin W. Marxe
				AUSTIN W. MARXE



				/s/David M Greenhouse
				DAVID M. GREENHOUSE




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).









       								Page 6 of 6 Pages


JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13G to which this agreement is attached is filed on behalf of each of them.





	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse




-6-

S5313/1
1319328.02